FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of December, 2009

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	[English Translation]

Notice of Resolution of the Extraordinary Shareholders’ Meeting

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: December 22, 2009	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

[English Translation]
Securities Code 8725
December 22, 2009
To Our Shareholders:
Notice of Resolution of the Extraordinary Shareholders’ Meeting
     We are pleased to announce that the following matters were resolved at the Extraordinary Shareholders’ Meeting held today.

Yours faithfully, Mitsui Sumitomo Insurance Group Holdings, Inc. 27-2, Shinkawa 2-chome, Chuo-ku, Tokyo
By:	Toshiaki Egashira
President and Director

Particulars
     Matters resolved:
First Item: Approval of Share Exchange Agreement between the Company, Aioi Insurance Co., Ltd., and Nissay Dowa General Insurance Co., Ltd.
The Share Exchange Agreement between the Company, Aioi Insurance Co., Ltd. (address: 28-1, Ebisu 1-chome, Shibuya-ku, Tokyo), and Nissay Dowa General Insurance Co., Ltd. (address: 15-10, Nishitenma 4-chome, Kita-ku, Osaka-shi, Osaka) was approved as proposed.
Second Item: Amendments to Articles of Incorporation
This item was approved as proposed. Amendments were made as follows.
(The underlined parts are amendments)

Before amendment	After amendment
(Trade Name)	(Trade Name)
Article 1.	Article 1.
The name of the Company shall be MITSUI SUMITOMO KAIJO GURUPU HORUDINGUSU KABUSHIKI KAISHA, which in English shall be Mitsui Sumitomo Insurance Group Holdings, Inc.	The name of the Company shall be MS&AD INSHUARANSU GURUPU HORUDINGUSU KABUSHIKI KAISHA, which in English shall be MS&AD Insurance Group Holdings, Inc.
Third Item: Election of Seven (7) Directors
Messrs. Tadashi Kodama, Ichiro Tateyama, Hisahito Suzuki, Masanori Yoneda, Akira Watanabe, Mitsuhiro Umezu and Daiken Tsunoda were elected as proposed.
Fourth Item: Election of Three (3) Corporate Auditors
Messrs. Masahiko Oji, Kuniaki Nomura and Hiroyuki Tezuka were elected as proposed.
The effective date of the share exchanges provided for in the Share Exchange Agreement concerning the First Item (“Share Exchanges”) will be April 1, 2010 (scheduled). The resolutions on the Second, Third and Fourth Items will each take effect on the effective date of the Share Exchanges and on the condition that the Share Exchanges have taken effect.
— End —

Directors and Corporate Auditors (As of April 1, 2010)

President and Director	Toshiaki Egashira
Director	Tadashi Kodama
Director	Ichiro Tateyama
Director	Yasuyoshi Karasawa
Director	Hisahito Suzuki
Director	Masanori Yoneda
Director	Susumu Fujimoto
Director	Katsuaki Ikeda
Director	Shuhei Horimoto
Outside Director	Toshihiko Seki
Outside Director	Akira Watanabe
Outside Director	Mitsuhiro Umezu
Outside Director	Daiken Tsunoda
Corporate Auditor (Full-time)	Takashi Yamashita
Corporate Auditor (Full-time)	Masahiko Oji
Outside Corporate Auditor	Sosuke Yasuda
Outside Corporate Auditor	Kuniaki Nomura
Outside Corporate Auditor	Hiroyuki Tezuka
The Shares of the Company upon the Share Exchanges
The number of shares owned by shareholders of the Company will not change in connection with the Share Exchanges, nor do shareholders of the Company need to go through any procedures concerning the Share Exchanges.

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of Aioi Insurance Co., Ltd. (“Aioi”), Nissay Dowa General Insurance Co., Ltd. (“NDGI”), and the Company in relation to, and the benefits resulting from, their proposed business combination described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Aioi, NDGI and the Company in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Aioi, NDGI and the Company (or the post-business combination group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Aioi, NDGI and the Company undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Aioi, NDGI and the Company (or the post-business combination group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by Aioi, NDGI and the Company (or the post-business combination group) from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of their (or the post-business combination group’s) investments; (8) the parties being unable to complete the proposed business combination due to failure to obtain any governmental approval for the proposed transactions or for other reasons; and (9) difficulties in realizing the synergies and benefits of the post-business combination group due to various reasons, including, but not limited to, unexpected significant costs incurred in connection with the planned integration of IT and other systems, facilities, human resources and other aspects of the operations of the post-business combination group, and any of the preceding paragraphs (1) through (8).